August 8, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: David L. Orlic, Esq.

Re:	Novint Technologies, Inc.
Post-Effective Amdt. No. 1 to Registration Statement on Form SB-2
Filed July 27, 2007
File No. 333-115548
Form 10-KSB for Fiscal Year Ended December 31, 2006
File No. 000-51783
Dear Mr. Orlic:
     On behalf of Novint Technologies, Inc. (the “Company” or “Novint”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 3, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.
Post-Effective Amendment No. 1 to Registration Statement on Form SB-2
1.	Please file another post-effective amendment with the proper signatures. Specifically, the registration statement must be signed by your principal executive officer, your principal financial officer, and your controller or principal accounting officer. See the instructions for signatures at the end of Form SB-2. If Mr. Anderson serves in all three capacities, he may sign once below, provided that those positions appear opposite his signature. His signature on behalf of the company above cannot stand for his signatures in his personal capacities. Please also include the preamble to the officer and director signatures. This comment also applies to your Form 10-KSB for the fiscal year ended December 31, 2006.

We have revised the signature page in the Form SB-2 and Form 10-KSB accordingly.

David L. Orlic, Esq.
Securities and Exchange Commission
August 8, 2007
Form 10-KSB for Fiscal Year Ended December 31, 2006
2.	The certifications in Exhibits 31.1.2 do not conform to the certifications as they appear in Item 601(b)(31) of Regulation S-B. The certifications you file must conform exactly with those appearing in Item 601(b)(3). Please file and amendment to this Form 10-KSB that includes the entire periodic report and new, corrected certifications. You may include an explanatory note on the front cover page of the periodic report.

We have revised Exhibit 31 accordingly and have included an explanatory note on the front cover page of the 10-KSB.
* * *
The Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact Jennifer A. Post, Esq. by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, NOVINT TECHNOLOGIES, INC.
/s/ Tom Anderson
Tom Anderson
Chief Executive Officer

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